Points International adds leading North American Airline Partner to the Global Points Exchange

TORONTO, February 15, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF)—owner and operator of the world's leading reward-management portal, Points.com — is pleased to announce the addition of the Delta Air Lines SkyMiles® program to the first and only peer-to-peer marketplace for loyalty currencies, the Global Points Exchange (GPX).

SkyMiles members are now able to transfer their miles with members of other programs within the GPX marketplace.

"We are very pleased that Delta has chosen to be on our industry-leading platform, joining several of the world's other top loyalty programs who are contributing to the success and growth of GPX," Points International CEO Rob MacLean said. Global Points Exchange (GPX), is the world's first peer-to-peer mileage and points marketplace where users visiting www.points.com can actively transfer their frequent flyer miles between six different programs, including American Airlines AAdvantage® Program, Alaska Airlines Mileage Plan, Aeroplan®, Delta Air Lines SkyMiles, Frontier EarlyReturns® and Icelandair Saga Club. The exchange is designed to create more customer engagement in these leading frequent flyer programs and to be a very user-driven experience. For the first time ever, user-driven trading between loyalty programs is allowed, with trade rates being set by users.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Cendant TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com/corporate

For more information contact:

For investor relations:

Alex Wellins or Brinlea Johnson, The Blueshirt Group, for Points International, (415) 217-7722
alex@blueshirtgroup.com

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381
christopher.barnard@points.com.